Mail Stop 6010   May 25, 2006

Mr. Robert C. Hodgkins
Vice President and Chief Financial Officer
DCP Holding Company
100 Crowne Point Place
Sharonville, OH 45241

Re: **DCP Holding Company**
            Registration Statement on Form 10-12G, filed May 1, 2006
            File No. 0-51954

Dear Mr. Hodgkins:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The financial information included in this filing is now stale. Please update all of the financial statements included in the filing as required by Rule 3-12 of Regulation S-X.

Item I. Business, pages 1-13

General

2. We note that you refer to various third party administrators and a third party underwriter in the business description. It appears that your agreements with these parties may be material contracts. Please file each material agreement as an exhibit to the registration statement or provide us your analysis of why it is not a material contract. Please also describe all the material terms of each material agreement in the business section,

including but not limited to, each parties obligations, fee arrangements and term and termination provisions.

3. It appears that the network lease agreement with Humana Dental may also be a material contract. Please file this agreement as an exhibit to the registration statement or provide us your analysis of why it is not a material contract. Please also describe all the material terms, including but not limited to, each parties obligations, fee arrangements and term and termination provisions.

4. In addition, you have also stated on page 10 that Humana is one of you competitors. Please revise your disclosure to address any related issues. For example, have you entered into a noncompete with Humana for certain networks or markets? Do you risk losing some proprietary information to Humana that could lead you to suffer competitive harm?

5. Please describe all the material terms of your Master Equipment Lease in this section, including but not limited to, each parties obligations, fee arrangements and term and termination provisions. In addition, we note the $331,000 placed in an escrow account for payment to the software vendor upon completion was still outstanding as of December 31, 2005. Please discuss the status of this escrow. If the delays in the implementation of the system have had a material impact on your business, please add appropriate risk factor disclosure.

Recent Acquisitions, page 2

6. Please revise your disclosure to describe the material terms of your Adenta acquisition in this section and the party from whom you acquired Adenta. Your reference to footnote 2 of the financial statements is not sufficient.

7. Please file your acquisition agreement for Adenta as an exhibit to the registration statement, if material.

Managed Dental Benefits Market, pages 2-3

8. We note your statement that "Dental HMO enrollment in our markets has remained relatively constant, at 8% in 2004. At the same time discount dental enrollment appears to have leveled off in our markets at 9% in 2004." Please revise your disclosure to explain the comparison point for these figures.

9. You discuss the market size in this section for dental insurance in general, dental PPO, dental HMO and dental indemnity. We note that dental HMO, which is your primary source of revenue, appears to be a small percentage of the overall dental insurance market. Please revise your disclosure in this section to clarify that over 99% of your revenue is from dental HMO.

Our Products, pages 3-5

10. Please revise your disclosure to explain what makes your products "competitively priced."

Business Strategy, page 6

11. Please revise your disclosure to explain how your new dental plan administration system "allows for increased efficiencies and cost savings."

Competition, pages 9-10

12. Please revise your disclosure to explain what you mean by a "minor" dental benefits carrier and "minor" competitor.

13. We note your statement that you "have one of the broadest dentist provider networks in Central Kentucky with 500 participants." Please revise your disclosure to provide quantitative information regarding your network instead of the vague statement that your network is "one of the broadest." Please also disclose the source of the quantitative information.

Customers, pages 10-11

14. We note that you reference six key customers. It appears that your agreements with these parties may be material contracts. Please file each material agreement as an exhibit to the registration statement or provide us your analysis of why it is not a material contract. Please also describe all the material terms of each material agreement in the business section, including but not limited to, each parties obligations, fee arrangements and term and termination provisions.

State Regulation, pages 11-12

15. Please also discuss any new regulatory requirements applicable to your business that require brokers to obtain written consent from their clients prior to receiving compensation from an insurance carrier. To the extent relevant, please also add a risk factor that addresses the risks related to such regulatory requirements.

Item 1A. Risk Factors, pages 14-18

General

16. Please revise the risk factors where appropriate to replace generic language with specific disclosure of exactly how these risks have affected and will affect your operations, financial condition or business, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified. For example, you use general phrases such as "our business may be adversely affected" and "adversely affect our operations" throughout the risk factor section. These vague, generic phrases are subject

to varying interpretations and, therefore, do not adequately explain the risk or concern to which you refer.

17. Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as "Our business is highly concentrated in a limited geographic area." or describe an event that may occur in the future, such as "The market trend has moved away from dental HMO plans to dental PPO plans." Succinctly state in your subheadings the risks that result from the facts or uncertainties.

18. Please consider whether you should add a risk factor that addresses your dependence on any key personnel at the company.

19. Please consider whether you should add a risk factor that addresses the risks to investors of being a holding company. Your discussion may address matters such as regulatory restrictions and limitations on payment of debts, expenses and dividends.

20. Please consider whether you should add a risk factor that addresses the risks you may encounter from your concentrations of credit risk discussed on pages F-8 and F-9. In particular, we note that a significant amount of your premiums receivable are from one customer.

The rating assigned to Dental Care Plus may be downgraded. . . ., pages 14-15

21. Please revise your disclosure to briefly explain the meaning of each rating.

22. Please disclose the extent to which your contracts or arrangements with customers permit them terminate if your ratings are downgraded by one or more rating agencies. The discussion should indicate the rough percentage of your contracts that include such provisions and the level to which the ratings must fall before the customer is permitted to cancel the contract.

23. Please revise this risk factor to include a statement that the ratings are not a recommendation to buy, sell or hold securities. Please also disclose what this rating system measures.

If we fail to maintain contracts . . . ., page 15

24. Please provide some indication of your success in retaining your current relationships and the rate of contract turnover, addressing the impact of early termination and non-renewal, if material.

There is no public trading market . . . ., page 15

25. Please consider the relevance of this risk factor as it appears that a public market will not develop for your shares due to the transfer and other restrictions related to your shares.

We encounter significant competition . . . ., page 15

26. Please consider expanding this risk factor to compare your relatively low A.M. Best rating to the ratings of your major competitors.

If an event of default occurs under the loan documents . . . ., page 16

27. With respect to the loan, please revise your disclosure to briefly describe what would trigger an event of default and any material payments that are due in the near future.

28. Please revise your disclosure to describe the specific impact on your business if you are required to pay the entire balance of your loan. For example, would this repayment affect the company's surplus balance and therefore also impact its level of regulatory action and ratings?

A decrease in the working capital and liquidity . . . ., page 16

29. Please revise your disclosure to describe the specific impact on your business if you were forced to liquidate portfolio investments. For example, as requested in the comment above, would this affect the company's surplus balance and therefore also impact its level of regulatory action and ratings? In addition, would this also impact investment income?

Dental services may be over-utilized . . . ., page 17

30. Please revise your disclosure to discuss the adequacy of your reserves and to describe any material adjustments you have made to reserves to account for services that have exceeded the costs of premiums.

We will incur significant expenses as a result of being a public company . . . ., page 17

Failure to maintain adequate financial and management processes and controls . . . ., page 18

31. These risk factors as currently written could apply to any issuer that has filed a registration statement. See Item 503(c) of Regulation S-K. Please revise each risk factor so that it addresses your situation more specifically.

Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 19-34

Cash Flow From Investing Activities, page 28

32. Please revise your disclosure to explain the reason for the decrease in cash used in investing activities in 2005 from 2004.

Cash Flow From Financing Activities, page 29

33. Please revise your disclosure to describe all material terms of your mortgage note,
including the variable interest rate, maturity date and maturity amount.

Financial Condition, page 30

34. Please revise your disclosure to provide a discussion of your short and long term liquidity
needs. In our recent MD&A Interpretive Release No. 34-48960 (December 2003) we
explained that, "companies should evaluate separately their ability to meet upcoming
cash requirements over both the short and long term. Merely stating that a company has
adequate resources to meet its short-term and/or long-term cash requirements is
insufficient . . . ."

35. Please revise your disclosure to describe your line of credit discussed on page F-19.
Your MD&A disclosure should include a discussion of all sources of funds available to
you.

36. Please also revise your disclosure to explain the reason for the increase in cash and short-
term investments in 2005 from 2004.

Critical Accounting Policies, page 31

Claims Payable and Claims Incurred but Not Yet Reported, page 32

37. We believe your disclosure in the Critical Accounting Estimates section of MD&A
regarding the estimation of the reserve for healthcare services expenses could be
improved to better explain the judgments and uncertainties surrounding this estimate and
the potential impact on your financial statements. We believe in order to meet the
principal objectives of MD&A this disclosure should enable the investor to understand 1)
management's process for establishing the estimate 2) the reasons for changes in the
historical estimate 3) whether and to what extent management has adjusted their
assumptions used in the most recent estimate for trends or other factors identified from
past experience and 4) the potential variability in the most recent estimate and the impact
this variability may have on reported results, financial condition and liquidity. Please
keep this objective in mind in drafting your responses to comments listed below. Please
also consider providing any additional information, in disclosure-type format, to achieve
this objective.

   a. Please disclose separately the amount of IBNR recorded in your claims payable
reserve.
   b. It appears that you have significantly revised your estimate of claims payable reserve
recorded in prior years. Please provide the following to explain the reasons for your
change in estimate:

1. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
2. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

c. Please identify and describe those key assumptions that materially affect the estimate of the reserve for healthcare service expenses. In addition please disclose the following:
1. For each of your key assumptions quantify and explain what caused them to change historically over the periods presented.
2. Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in 1 above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

d. In order to show investors the potential variability in the most recent estimate of your claims payable reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Quantitative and Qualitative Disclosures about Market Risk, page 34

38. We note your statement in this section that because your practice has been to hold your certificates of deposit to their maturity you avoid the realization of any unrealized losses associated with these investments due to recent interest rate increases. On page 31, however, you indicate that you may be required to report other-than-temporary unrealized losses in your statement of operations. Please revise your disclosure to quantify the impact of changes in interest rates as required by Item 305 of Regulation S-K.

Recent Sales of Unregistered Securities, page 43

39. Please revise your disclosure to "state briefly the facts relied upon to make the exemption available" under Regulation D as required by Item 701 of Regulation S-K.

Financial Statements – December 31, 2005

Notes to Consolidated Financial Statements, page F-6

1. General Information And Summary Of Significant Accounting Policies, page F-6

40. Please revise this discussion to include your accounting policy as it relates to the acquisition costs described in the last paragraph of page 11. Also disclose the amounts and where they are included on the Balance Sheets.

Premium Revenue, page F-7

41. Please explain to us how you determine and record premium revenues associated with the self-insured segment.

Healthcare Service Expense, page F-7

42. We note your retention of 10% of provider compensation and reduction in healthcare service expense relating thereto. Please explain to us in greater detail how this retention amount is adjusted including what factors into the decision, at what point it can be adjusted, and how adjustments are included in the financial statements. Provide to us supplementally a roll-forward schedule quantifying amounts credited and expensed for each period presented. For amounts expensed each year, show separately expenses paid related to current year and prior periods.

Concentrations of Credit Risk, page F-8

43. We note on page 17, that you appear to rely heavily on a limited number of brokers. Please revise your disclosure to include a discussion of this fact. Also revise your disclosure to include the concentration of your largest customer that is in excess of 10% instead of including it all together with the other customers.

9. Financial Instruments, page F-16

44. Please revise your discussion of this swap agreement to address how you treat any ineffectiveness associated with this agreement.

* * * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that,

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Peklenk at (202) 551-3661 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Thomas W. Kahle, Esq.
        Eleni V. Stratigeas, Esq.
        Baker & Hostetler LLP
        312 Walnut Street
        Suite 3200
        Cincinnati, OH 45202-4074